August 18, 2016

VIA EDGAR

Amanda Ravitz

Heather Percival

Division of Corporation Finance

United States Securities and
Exchange Commission 450
Fifth Street, N.W., Mail Stop
3030 Washington, DC 20549

Re:	MRI Interventions, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed March 25, 2016 File No. 000-54575

Dear Ms. Ravitz and Ms. Percival:

We hereby submit the response of MRI Interventions, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 18, 2016 (the “Comment Letter”), to Harold A. Hurwitz, the Chief Financial Officer of the Company, in connection with the Form 10-K for the fiscal year ended December 31, 2015, filed on the date above.

For convenience of reference, the Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by our corresponding response. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Form 10-K.

Results of Operations, page 44

1.	We note that your reusable product revenues appear to have increased significantly in fiscal year 2015 compared to fiscal year 2014. Please revise future filings to disclose the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Company Response: The Company hereby acknowledges the Staff’s comment and agrees to disclose the extent to which changes in revenue are attributable to changes in price or to changes in volume or amount of good or services being sold in future filings requiring such information.

5 Musick, Irvine, California 92618   949.900.6833

Amanda Ravitz
Heather Percival
August 18, 2016

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please call me at (949) 900-6836 or our counsel, Richard Mattern, at (901) 543-5933.

Very truly yours,

MRI Interventions, Inc.

/s/ Harold A. Hurwitz

Harold A. Hurwitz

Chief Financial Officer

cc: Richard Mattern